# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UMB Financial Corporation, CIK 0000101382
CUSIP: 902788108
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 1010 Grand Avenue, Kansas City, Missouri (MO), 64106
Date of event which requires filing of this statement: 01/31/2025
Amends the filing with accession number 0001193125-14-030210
Filed by CIK 0001229109
Persons authorized to receive notices and communications: Megan Mercer, 1010 Grand Avenue, Kansas City, Missouri (MO), 64106, (816) 860-1675

## Reporting persons
- J. Mariner Kemper (CIK 0001229109): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,549,011; shared voting power 1,208,761; sole dispositive power 2,549,011; shared dispositive power 1,208,761; aggregate amount beneficially owned 3,757,772 (5.2% of the class)
  Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on January 31, 2014, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 30, 2024 (collectively, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "UMBF Common Stock"), of UMB Financial Corporation ("UMBF"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value
Name of issuer: UMB Financial Corporation
Address of issuer's principal executive offices: 1010 Grand Avenue, Kansas City, Missouri (MO), 64106

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by J. Mariner Kemper (the "Reporting Person").
Residence or business address: The address of the Reporting Person is c/o UMB Financial Corporation, 1010 Grand Boulevard, Kansas City, MO 64106.
Present principal occupation or employment: The Reporting Person is the Chairman and Chief Executive Officer of UMBF, whose address is listed in Item 1 above.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of such proceeding was or is subject to a judgement, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 28, 2024, UMBF entered into an Agreement and Plan of Merger (the "Merger Agreement") with Heartland Financial USA, Inc., a Delaware corporation ("HTLF"), and Blue Sky Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of UMBF ("Blue Sky Merger Sub"). On January 31, 2025, as contemplated by the Merger Agreement, (i) Blue Sky Merger Sub merged with and into HTLF (the "Merger"), with HTLF surviving the Merger as a wholly owned subsidiary of UMBF (the "Surviving Entity") and (ii) immediately following the effective time of the Merger (the "Effective Time") and as part of a single integrated transaction, the Surviving Entity merged with and into UMBF (the "Second Merger", and together with the Merger, the "Mergers"), with UMBF surviving the Second Merger. Pursuant to the Merger Agreement, at the Effective Time each share of common stock, par value $1.00 per share, of HTLF issued and outstanding immediately prior to the Effective Time, other than certain shares held by UMBF or HTLF, was converted into the right to receive 0.55 shares of UMBF Common Stock. As a result of the Mergers, the issued and outstanding shares of UMBF Common Stock was increased to 72,473,137.

The Reporting Person does not have, as of the date of this Amendment No. 2, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may change his plans or proposals in the future. In determining whether to sell shares of Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts), to retain such securities or to purchase additional securities, the Reporting Person will take into consideration such factors as he deems relevant, including existing and anticipated market conditions from time to time, general economic conditions and regulatory matters, among other things. The Reporting Person reserves the right to change his intention with respect to any or all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this report, the Reporting Person is deemed beneficially to own 3,757,772 shares of UMBF Common Stock, representing approximately 5.2% of the shares of UMBF Common Stock treated as being outstanding as of February 3, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Name of shares to which the Reporting Person has:
(i) Sole power to vote or direct the vote: 2,549,011
(ii) Shared power to vote or to direct the vote: 1,208,761
(iii) Sole power to dispose or to direct the disposition: 2,549,011
(iv) Shared power to dispose or to direct the disposition: 1,208,761

The Reporting Person may be deemed to beneficially own UMBF Common Stock held by several affiliated entities. The Trust is the majority shareholder and the Reporting Person is an officer and director of Kemper Realty Company ("Kemper Realty") and Pioneer Service Corporation ("Pioneer"). Each of Kemper Realty and Pioneer are entities through which voting and investment decisions may be controlled, directly or indirectly, by the Reporting Person. Kemper Realty holds 290,397 shares and Pioneer holds 395,989.

1,000 shares of UMBF Common Stock are owned by the Reporting Person's son, and 1,000 shares are owned by the Reporting Person's daughter, and are managed in custodial accounts in their names. The Reporting Person is the custodian of these accounts and retains voting and dispositional power over these shares.

The Reporting Person also shares the power to vote or dispose shares of UMBF Common Stock held in various fiduciary accounts on behalf of trusts and foundations, including:
(i) 1,552,304 shares are owned by the R. Crosby Kemper Jr. Marital Trust, but sole voting and dispositive authority is held by the Reporting Person.
(ii) 21,460 shares are owned by a trust under the will of Rufus Crosby Kemper, 26,499 are owned by Sheila K. Dietrich Irrevocable Trust, and 64,362 shares are owned by the Enid and Crosby
Kemper Foundation. In each case, UMB Bank, n.a. as trustee has sole voting and dispositive authority but may not act only on the direction of the Reporting Person, Alexander C. Kemper, and Heather Miller, or any two of them.
(iii) 298,193 shares are owned by the R.C. Kemper Charitable Trust and Foundation, but sole voting and dispositive authority is held by the co-trustees: the Reporting Person, Thomas J. Wood III, and Sheila Kemper Dietrich.
(iv) 605,250 shares are owned by the R. C. Kemper Jr. Charitable Trust and Foundation, but sole voting and dispositive authority is held by the majority of the individual co-trustees: the
Reporting Person, Mary S. Kemper, and Mary Kemper Wolf.
(v) 58,566 shares are owned by the R. Crosby Kemper Irrevocable Dynasty Trust, but sole voting and dispositary authority is held by the majority of the Reporting Person, R. Crosby Kemper III,
Sheila Kemper Dietrich, Alexander C. Kemper, Heather Miller and Mary Kemper Wolf.
(vi) 134,431 shares are owned by the Bebe and Crosby Kemper Foundation for the Arts. UMB Bank, n.a. as corporate trustee has sole voting and dispositive authority but may act only on the direction of a majority of the Reporting Person, Mary Kemper Wolf, Heather Miller and Sheila Kemper Dietrich.
(vii) 12,558 shares are owned by the Mary S. Hunt Trust. Mr. Kemper and UMB Bank, n.a. are co-trustees, but the Reporting Person has sole voting and dispositive authority over the shares.
(viii) 47,422 are owned by the William T. Kemper Charitable Trust. UMB Bank, n.a. and the Reporting Person are co-trustees, but the Reporting Person has full voting and dispositive authority over the shares.
Transactions in the class effected during the past sixty days: Exhibit 99.1 sets forth information with respect to the Reporting Person's transactions effected during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in this Item 4 of this Amendment No. 2 to Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Schedule of transactions for Item 5(c) of Schedule 13D

## Signatures
- J. Mariner Kemper: /s/ J. Mariner Kemper, J. Mariner Kemper (02/04/2025)